UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595) filed on January 29, 2010.

AGREEMENT FOR A JOINT PARTICIPATION IN THE
DARK FIBER AUCTION

Mexico City and Guadalajara, Jalisco – March 18, 2010 – Telefónica Móviles de México S.A. de C.V. (“Telefónica”), Grupo Televisa, S.A.B. (“Televisa”, BMV:TLEVISA CPO; NYSE:TV) and Megacable Holdings S.A.B. de C.V. (“Megacable”, BMV:MEGA CPO) announced today that they have agreed to jointly participate in the auction of a pair of dark fiber wires (the “Auction”) to be held by the Federal Electricity Commission (Comisión Federal de Electricidad), which according to the rules and procedures published by the Secretary of Communication and Transportation (Secretaría de Comunicaciones y Transportes) should take place this year.

The three companies will participate as a consortium in the Auction and the definitive launch of this consortium is subject to a successful outcome in the auction process. The equity participation of each company in the consortium will be in equal stakes.

This new fiber optic network will represent for Televisa, Telefónica and Megacable, and also for third parties, an alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered.

This network will aim to increase broadband internet access for businesses as well as households in Mexico, which is an essential step in order to raise the competitive level of the country to international standards.

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About Telefónica Móviles de México S.A. de C.V.

Telefónica is a leader in product and service innovation. It runs all of its operations under the movistar brand in 13 countries worldwide. Since it opened operations in Mexico, movistar has made a name for itself by offering the best communication solutions for its prepaid, contract and business subscribers. Telefónica México currently has 17.4 million clients nationwide.

About Televisa S.A.B.

Grupo Televisa, S.A.B. is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

About Megacable Holdings S.A.B. de C.V.

Megacable is the largest cable telecommunications company in Mexico in terms of number of subscribers, and the main provider of high-speed internet services and digital telephony through cable according to the Cámara Nacional de la Industria de Telecomunicaciones por Cable (CANITEC).

Megacable offers telecommunication services to residential and corporate clients, and sells advertising as well as content transmitted over its own networks. The Company operates in 24 states in Mexico and over 200 municipalities, and is focused on improving the quality of life in the communities where it has presence through its world-class services.

Telefónica Móviles de México S.A. de C.V. Prolongación Paseo de la Reforma 1200 Col. Cruz Manca CP. 05349 http://www.telefonica.com.mx	Televisa S.A.B. Av. Vasco de Quiroga 2000 Col. Santa Fe CP. 01210 http://www.televisa.com	Megacable Holdings S.A.B. de C.V. Lázaro Cárdenas 1694 Colonia del Fresno CP. 44909 Guadalajara, Jalisco, México http://www.megacable.com.mx
Institutional Relations: Isabel Suárez Mier (5255) 5516-7588 prensa@telefonicamoviles.com.mx	Investor Relations: Carlos Madrazo María José Cevallos (5255) 5261-2445 ir@televisa.com.mx http://www.televisair.com Relación con Medios: Manuel Compeán (5255) 5728-3815 mcompean@televisa.com.mx	Investor Relations: Vanesa Lizárraga García (52333) 750-0042 ext. 1091 investor.relations@megacable.com.mx

SAFE HARBOR

This press release contains forward-looking statements regarding Grupo Televisa’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in Televisa’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of Televisa. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Televisa undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This document may contain results and future perspectives about Megacable Holdings S.A.B. de C.V. and therefore risks and uncertainties are implicit. For this reason, there may exist issues causing these results to vary from the forecasts presented. Additionally, the amounts mentioned in this reports may differ from those presented due to the rounding of numbers.

This document contains statements that constitute forward-looking statements about the Telefónica de México S.A. de C.V. including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward-looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica Móviles de México.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 19, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President